Mail Stop 03-05

    					February 23, 2005
Mr. Walter L. Bennett
Chief Financial Officer
Thor Industries, Inc.
419 W. Pike Street
Jackson Center, OH 45334

      Re:  Thor Industries, Inc.
           File No. 001-09235
           Form 10-K for the year ended July 31, 2004
           Form 10-K/A Amendment No. 1 for the year ended July 31, 2004

Dear Mr. Bennett:

	We have reviewed your response letter dated January 20, 2005 and have the following additional comment. We ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in this respect and welcome any questions you may have about any aspects of our review.

Refer to prior comment 2
1. As previously requested, quantify the percentage of Thor
Credit`s financing activities that relate to Thor Industries` consumer buyers and explain how you have considered this factor in your analysis.

			* * * * *

      Please file your response to our comment via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Patrick Kuhn at 202-824-5330 or the undersigned at 202- 942-1907 with any questions.

								Sincerely,


								Michael Fay
								Branch Chief